Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
Lincoln Financial Group/Jefferson Pilot Financial
Merger Announcement
October 10, 2005
9:00 a.m. EST
Operator: Good morning and welcome to the Lincoln Financial Group/Jefferson Pilot Financial conference call. This call is being recorded and will be available for replay beginning today through October 17th, 2005. The replay can be accessed by dialing 888-203-1112 and 719-457-0820 for callers outside the U.S. and Canada. When prompted, enter the passcode No. 2471757.
Today’s call will be accompanied by a slide presentation. The slide presentation is available at www.lfgjpmerger.com. Following prepared remarks, the call will be opened up for questions. If you would like to ask a question at that time, you may do so by pressing star 1 on your touch tone phone. Before we begin I’d like to draw your attention to slides two and three and remind you that today’s presentation contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Please take a moment to read slide number two for more information regarding the risks and uncertainties associated with forward-looking statements.
For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the most recent 10-K, 10-Q and 8-K reports of Lincoln and Jefferson Pilot. I will now turn the call over to Jon Boscia, Lincoln Financial’s Chairman and CEO. Please go ahead, sir.
Jon Boscia: Good morning. Thank you for joining us today on such short notice to discuss the merger of equals between Lincoln Financial Group and Jefferson Pilot Financial that we announced early this morning. It’s truly exciting news for both organizations; and Dennis Glass, President and CEO of Jefferson Pilot, and I are pleased to share our views on the compelling opportunities this transaction offers — a transaction that harnesses the combined power of two premier financial services companies, each highly respected, hundred-year-old institutions to establish a new dynamic player in the financial services marketplace.
Dennis and I are also particularly pleased to be here with two other senior leaders who share our enthusiasm. Fred Crawford, Chief Financial Officer of Lincoln Financial; and Terry Stone, Chief Financial Officer of Jefferson Pilot Financial and President of Jefferson Pilot Communications Company.

Let me start by providing a high level overview of why this merger is ideal from both a strategic and financial perspective — to us the real key takeaways.
To start, the merger presents a powerful distribution organization with greater combined penetration. By bringing the two organizations together we will have a multi-channel platform with tremendous coverage across a full range of financial planning and wholesale distribution channels and deepened relationships at all levels. Importantly, Lincoln and Jefferson Pilot’s distribution networks are extremely complementary with very little overlap — in fact, surprisingly little overlap given the inherent strength and depth that resides in each organization currently. We’re building on two distribution platforms that already have immense talent and a national presence to create what we believe to be the absolute winning team.
Second, the combination significantly enhances the scale and broadens the product portfolio of each organization. Combined numbers reflect revenues of $9.5 billion and assets of $155 billion — numbers that propel us into the upper reaches of U.S. life insurance companies. We will have leadership positions in the life, annuity and group benefit markets, including the number one position in universal life, number five position in total life sales, number five in variable annuity sales, number six position in variable universal life, and we will be the number six publicly traded insurer in defined contribution and retirement plan assets.
Third, we will both benefit from a larger and diversified earnings base and with a mix of stable life insurance earnings and equity-driven earnings. We’ll have a very good combination of stability and growth. To put a finer point on it, in combining the two companies complementary product lines in individual and employer markets, specifically Lincoln’s strength in fixed and variable universal life and variable annuity categories, and Jefferson Pilot’s strength in fixed and variable universal life, fixed and equity indexed annuities, group life, disability and dental insurance — we benefit from both enhanced scale and earnings stability while not giving away growth potential. Importantly, we will also benefit from strong capital flexibility and attractive risk profile and continued strong ratings as a double A company.
Finally, there are a number of substantial value creation opportunities that we will be realizing through the merger. In total, we expect to realize approximately $180 million pretax in annual cost savings by the end of 2008. As Dennis will convey, both companies have done a tremendous amount of work and due diligence to get to these numbers, and we are highly confident we can deliver. We plan to capture some of these savings virtually day one and ramp up will be as aggressive as possible. We also expect to benefit from revenue enhancement opportunities across business units as we come together after close.
All in, this is a very compelling strategic transaction that will allow us to drive shareholder value.
Most of you will have seen the terms of this transaction in this morning’s release, but just to review:
Under the terms of the merger agreement, Jefferson Pilot’s shareholders will receive 1.0906 Lincoln shares, or $55.96 cash for each Jefferson Pilot share, equating to an 11% premium based on the average closing price of the company’s share since September 7th. The aggregate amount of the cash payment to Jefferson Pilot shareholders will equal $1.8 billion. This represents a total blended cash and stock consideration of $55.48 per share based on the October 7th closing price of Lincoln common stock and total consideration of $7.5 billion. The equity portion of the transaction is expected to be tax-free to Jefferson Pilot shareholders. Slide six of the presentation, available on the website, provides further detail on the calculation.
Shortly after closing, we expect to repurchase approximately $500 million of Lincoln common stock.
The combined company will be headquartered in Philadelphia, with the center of operations for life in Greensboro, and for annuities in Fort Wayne. Other key locations will include: Hartford, Concord and Omaha.
In terms of governance the board of the combined companies will consist of eight Lincoln directors and seven Jefferson Pilot directors, including a lead director from Jefferson Pilot.
We expect to finance the transaction with a combination of hybrid securities and long-term debt. Fred will talk about this in more detail.
The transaction is subject to regulatory approvals and the approval of shareholders of both companies, and we expect to close in the first quarter of next year.
Fundamentally, these two companies are simply a perfect fit. We hear this all the time — I know you do too – but, in this case, it’s really true and at least to us it is immediately obvious. It certainly became very clear even in the early discussions between the two companies as we focused on the strategic goals each of us had been working towards and how we view the market landscape. This is truly a convergence of strategic intents.
From Lincoln’s perspective, our primary strategic goals have been to enhance our scale and product mix, increase operating efficiency and improve earnings stability. We also have been thinking of ways to build our exposure to the retirement income segment which is becoming increasingly attractive as baby boomers mature, both from an individual and employer-sponsored market perspective.
At the same time, the combination enables Jefferson Pilot to achieve its goals of greater scale, expanding its distribution channels and accelerating growth through more exposure to equity-oriented businesses. In addition, Jefferson Pilot has been seeking ways to enhance its retirement business and further build its mass affluent strategy — two goals that are met through the combination with Lincoln.
So in many ways, this transaction is an ideal strategic combination which allows both companies to reach key objectives that will drive benefits for shareholders and benefit key strategic partners and our collective customers.
I mentioned scale at the outset — let me just quickly bring that to life. This transaction creates one of the largest publicly traded life insurance companies in the U.S. But as Dennis will agree, neither company was after scale just for the sake of being big. This type of critical mass is becoming increasingly a core factor to success in our business. The increased scale we realize through this transaction has a number of important benefits.
First, as I mentioned, the combination of business mix diversification and increased earnings base offsets volatility in interest rates and equity markets.

In addition, we benefit from increased shelf space with our distributors in a broader product offering. At the same time, we will have greater capacity to invest in product development, distribution, brand and our risk management platform, and will have better access to the capital markets. Also, deep resources will allow the combined company to explore and pursue a broad range of other strategic opportunities, including M&A.
Finally, we will be able to increase operating efficiency by leveraging economies of scale which will drive additional shareholder value. Dennis will talk more about synergies in a moment.
The transaction significantly boosts the market ranking of Lincoln and Jefferson Pilot in several key product areas — and they’re worth repeating. Specifically, the combined company will be number five in total life sales, number one in universal life, number six in variable universal life, number five in variable annuity sales, number eight in equity indexed annuity sales, and number fourteen in fixed annuity sales. In addition, in the Employer-Sponsored/Group market, we will be number eight in group disability sales, number thirteen in group life sales and the number six publicly traded insurer in defined contribution and retirement plan assets.
The combined company will also have a powerful distribution platform. I think if you catch Dennis or me in the elevator, we’ll tell you that this is really at the heart of the combination.
Our national platform will include wire houses and regional broker dealers, independent planners, PPGAs, affiliated broker dealers, marketing general agents, banks and employer-sponsored and group channels. Collectively, we will have outstanding breadth and depth of channels served.
Each company brings very distinct strengths in certain channels and key relationships that fit very nicely together. When you lay it out, it is easy to see how Jefferson Pilot complements our existing distribution and bolsters areas where we are limited, and we do the same for Jefferson Pilot. And as I stressed earlier, because of the complementary nature of our networks, there is minimal overlap.
I can tell you that for Lincoln, we’re really excited to draw on the many talented people that are in Jefferson Pilot’s distribution team, and I know Dennis feels the same about our team.
With that overview, I’ll now turn the call over to Dennis who will be President and Chief Operating Officer of the combined company. Dennis?
Dennis Glass: Jon, thank you very much. Let me start by saying that Jefferson Pilot’s board and management team believe in this transaction and expect it will drive increased value for the combined shareholder base and benefit our other stakeholders as well. The go-forward management team will be in a better position to more economically deliver outstanding products and services to the marketplace, delivering improved top-line growth and profitability over the long-term.
In the near-term, we are committed to effectively and quickly getting the organizations integrated and eliminating overlapping expenses.
As Jon noted, the combined company will have a diverse earnings base, with a favorable mix of stability and growth coming from a large percentage of fixed product earnings and balanced by equity-oriented growth. As the slide shows, 45% of the earnings will come from the life business.

38% retirement, plus we have the diversity added by the investment management company, Lincoln UK, and Jefferson Pilot Communications business.
Let me focus on the near term cost savings for a minute. We expect to realize, as Jon has already said, approximately $180 million of cost saves pretax. Most of these will come primarily from efficiencies in shared services, corporate functions, consolidation and reductions in overlapping business unit costs. Very little of the cost cuts come from distribution or areas affecting our customers and ongoing top-line initiatives.
Timing-wise, 50% of the saves are expected in 12 months, 80% in 24 months, and the rest by 2008.
Jon has expressed comfort in this number, and I do as well. Our comfort level around the number is very high given the intense process that went into building them. The process was driven by the key business units and functional leaders that will comprise the ongoing management team. Assisted by groups from both companies, with deep knowledge of their specific areas, these leaders have developed documented plans and will be accountable for achieving the plan. For sure, some of the numbers in specific areas may change, but the total $180 million is an achievable amount of cost reduction.
This merger, as Jon has pointed out, is not all about taking out costs. There are also a number of significant top-line synergies that we’ll be pursuing. Areas for potential revenue enhancement opportunities include the Money Guard product and individual variable annuities, fixed and equity index annuities, employer sponsored annuities, retail mutual funds and group life and disability products, cross-sold through the respective distribution channels. Although we expect this to occur, none of these likely revenue enhancements are in our pro formas at this point.
Let me go on to the management team. One of the reasons that we’re so optimistic about this transaction is the strong cultural fit between our two organizations. We share the same core values in risk management and governance and on maintaining the strength of our ratings.
Probably more importantly, we have a highly experienced management team and management continuity will be strong. The leadership has already been agreed upon — top executives from both organizations continuing in key roles. Mergers of large organizations are difficult. But the first step towards success is clarifying responsibilities, which, again, has already been done.
Beyond the strong cultural fit, both companies have outstanding track records for successful integrations. Lincoln has successfully integrated CIGNA Life and Annuity and Aetna Life. Jefferson Pilot has successfully integrated several businesses, including Alexander Hamilton Life, Chubb Life, Guaranteed Life and Canada Life U.S. Group business. Together, we have successfully integrated over four billion dollars of acquisitions of insurance businesses, achieving savings above estimates and ahead of schedule in each case.
The ability to manage change and seize opportunities is an important skill set for any management team. I am confident our teams have the skills and experience to quickly and successfully integrate our two businesses. With that, let me turn it over to Fred Crawford, who will be the CFO of the combined company. Fred?
Fred Crawford: Thank you, Dennis. This transaction has significant strategic and financial benefit. Let me start by pointing to just a few of the highlights.

On a combined basis, the company would have operating income of just under $1.3 billion. The horsepower and earnings alone is not the only story. The risk profile is attractive with about 30% of the combined earnings now coming from equity-oriented sources. The combined company benefits from top line diversity in life premium, retirement deposits and other strategic businesses, namely, Benefits Partners, investment management and the communications company. Quality of earnings as measured by diversity, stability and balance down to the product level is a critical positive to the earnings story.
The formula is simple. Greater capacity to invest in the growth initiatives across both companies, a leveraging of efficient life and annuity platforms to drive costs out of the business, and the reduced risk profile yielding a lower cost to capital as we build from our post-transaction ROE of approximately 12%.
I will go into greater detail on our rating agency visits in a moment. But there’s no question from a risk management perspective that bringing a larger balance sheet to our business, both statutory and GAAP, is increasingly a difference-maker as our industry seeks to leverage our franchise rights in the form of secondary guarantees and an ability to absorb, diversify and transfer capital markets risk.
Using I/B/E/S estimates for each company’s operating earnings per share, we expect the transaction to be modestly accretive in 2006 climbing to 6 to 7% accretion as we close out 2007. This excludes one-time costs related to the transaction, which we estimate as $180 million pretax, with substantially all of the costs to be realized in 2006 and 2007.
Dennis walked you through the expense savings in some detail. Other significant assumptions modeled into our estimate are $500 million of share repurchases shortly after closing, together with approximately one billion dollars available for repurchases over 2006 and 2007, essentially the result of excess capital and free cash flow generated over that period.
We feel the detailed work completed on anticipated cost savings, the lack of inclusion of any revenue synergies, and the diversity of earnings referenced earlier, lowers the risk profile of these estimates.
As I noted before, the combined company will benefit from a strong balance sheet and we will manage the company to maintain the strength of our ratings – focused on a financial strength target of high double AA’s. On slide 17, you can see the targets we intend to manage toward going forward — leverage of 20 to 25%, NAIC RBC in the range of 325 to 350%, and interest coverage climbing to a healthy ten times. These high quality capital and coverage standards have been factored into our accretion estimates.
We have reviewed the merger with all four rating agencies. As you’ll soon read they have reacted positively to the combination. Specifically, the agencies point to the combined companies’ competitive position; diversity and strength in distribution; enhanced product risk diversification relative to existing company platforms; a view that the integration challenges, while present, have been well thought through and fortified by management’s depth of experience and successful track record; finally, while modestly different in their approaches, a consensus view that capital plans are consistent with that of strong double A rated companies.

Our respective financial strength and debt ratings will be placed under review with associated outlooks. At closing, we would expect the agencies to affirm Lincoln’s A+ A.M. Best rating, Aa3 Moody’s rating, double A Fitch rating and anticipate a double A S&P rating with positive outlook. All of these ratings refer to the financial strength or claims paying ratings of the merged company at closing. We anticipate an A plus senior debt rating from S&P at closing, a full two notch upgrade from Lincoln’s current A minus.
As we’ve independently discussed with all of you at length, we’re certainly focused on the challenges facing our combined company in the area of life insurance reserving or A triple X and spread compression. We believe our combined strength and risk management practices will serve us well in exploring financing alternatives. The merged companies also benefit from our respective leadership positions in both product development and promoting valuation reform. On spread compression, while both companies have held off compression, we will benefit from a general account now approaching $75 billion in invested assets and the combined best practices from two of the industries’ leading asset liability management shops.
Very important to our financial profile is the strength in statutory earnings, capital and cash flow emerging from a well balanced product set and a healthy mix of regulated and nonregulated sources of cash flow to the holding company. We will continue to place great importance on our combined company’s history of strong dividend payouts and expect to be active in share repurchase balanced with the desire to invest in our growth engines.
Jon has already discussed the consideration Jefferson Pilot shareholders will be receiving. Focusing on our plans for funding, the largest component will be Lincoln Financial common stock. We expect to issue two billion dollars in high equity content hybrid securities, predominantly the non-cumulative perpetual preferred securities you’ve all become accustomed to in our industry of late. We’ll then round out our financing needs with a modest amount of senior debt. It’s important to distinguish between the cash at closing and the anticipated capital structure of the merged company. The anticipated final capital structure includes approximately $500 million dollars of share repurchase shortly after closing.
We will put in place customary bridge financing to afford us flexibility in tapping the capital markets and decisions have not been finalized as to the precise mix of securities between taxable and tax deductible structures and we are reviewing mandatory convert structures for their relative attractiveness.
Before turning it back to Jon, I want to take advantage of this call to let you all know we will be canceling Lincoln’s November investor conference for obvious reasons. We have not yet set a date for a post-closing investor conference, but will inform you as soon as we are able to firm up those plans.
Now I want to hand back over to Jon for some concluding comments.
Jon Boscia: Thanks, Fred. I hope you can appreciate why Dennis and I and the rest of our management team are so excited about this merger of equals. The combined company will be a true distribution powerhouse with deep relationships in every key channel fueling our growth.
We have very real, very achievable opportunities for value creation through expense savings and revenue synergies. The merger is accretive in year one with a meaningful build, and we are highly confident in our ability to deliver on those expectations.

In a combined company, we’ll have strong financial flexibility to pursue further strategic and product initiatives. Lastly, we have a dynamic, motivated management team that will bring a lot of talent and continuity to day one — and we are eager to get started.
With that, Dennis, Fred, Terry and I will be happy to answer your questions. Operator?
Operator: Yes, at this time if you would like to ask a question you may do see by pressing star 1 on your touch tone telephone. If you’re on a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, it’s star 1 and we’ll pause for just a moment.
We’ll go first to Tamara Kravek with Banc of America Securities.
<Q>: Hi. Good morning. Thank you. My question first is just in looking at the combined entity, is there any thought to divesting perhaps the communications business or changing the structure in any way or are you planning on going ahead in the near term with all of the businesses intact? And my second question is, just given the product mixes, I think Lincoln has expressed a concern over spread compression coming and it seems with the product mixes combined that that spread compression is actually greater, not less. So in terms of your view on spread compression, I’d be interested in your comments on what the outlook for that is with the combined company.
<A>: Jon Boscia: Okay. Tamara, thanks very much. This is Jon. We do not have any plans at this point in time to change the structure. We view the businesses that are here, particularly as you note the communications company, as a very high value organization that provides significant free cash flow to us, which obviously is a source of strength in the financial statements. But even more importantly than just a source of strength in the financial statements, it gives us real money to invest back into our businesses so that we can continue to have a growth orientation.
We noted also on the comments that we will have a $75 billion general account portfolio. To help put that in perspective, a $75 billion general account portfolio really gives us on a combined basis a lot more leverage in structuring deals. Very specific to our needs from an asset liability management basis, when compared with what we might do individually with one another or individually, I should say. It gives us a tremendous pool of talent in the asset liability management area, with expertise in investments, actuarial and finance. And we believe that that’s really going to play an important role in helping us to continue to hold off spread compression as in fact each of our companies individually have been successful in doing.
<Q>: Great. Thank you.
Operator: We’ll go next to Saul Martinez with Bear Stearns.
<Q>: Hi. I have a question on your funding of the transaction. I apologize, Fred, if I missed your comments on the hybrid securities, but can you give a little bit more color on those? Will these be perpetual preferreds, or are you thinking about issuing mandatory convertible debt, what is your thinking there? Are you looking at some of the newer tax deductible versions of perpetual preferreds that are starting to be rolled out, if you could give us more color on that part of the funding structure?

<A>: Fred Crawford: Sure. First, and very importantly, while we have thought through potential funding strategies in an effort to model the accretion figures we’ve talked to you about, we’ve not concluded any final decisions on the mix other than we’re going to put in place $2 billion of high equity content hybrids, and what I mean by high equity content is precisely what you identified. That is, the noncumulative perpetual preferreds that have become popular of recent time in our industry — so that we are dedicated to doing. The mix, we are looking at tax deductible structures. We are also looking at whether or not a mandatory convert on a relative basis would make sense. We haven’t made financial decisions on it but you could expect it likely to include a mix of all of the above.
<Q>: Okay. So just to be clear, the two billion could entail a — could entail a mix of both perpetual preferred’s and mandatory converts, but in terms of modeling out the accretion and dilution you’ve basically assumed that that would be issued as a perpetual preferred stock?
<A>: Fred Crawford: Largely. The vast majority of the funding is in perpetual preferred stock, that’s correct.
<Q>: All right. Thanks a lot.
Operator: We’ll go next to Dan Johnson with Citadel Investment Group.
<Q>: Jon, could you walk through, I think the commentary here it’s modestly accretive in 2007, according to the I/B/E/S estimates that stand out there, which is around $5? Can you talk a little bit about the pluses and minuses that go into that in terms of the — I think the expense saves you’ve laid out, the sort of assumptions you’re using for capital cost increases? I guess where I’m trying to go, without this deal, where would your ‘07 best estimate at this point have been relative to IBIS $5 number?
<A>: Jon Boscia: I think, Dan, as you know, we have both as individual companies an existing practice where we do not give our individual earnings guidance. But yet we recognize in this situation you’re going to need some perspective on it so that’s why we tried to bring it back to I/B/E/S and putting it both on a 2006 and on a 2007 basis. I think it is fair to say that the boards of both companies would look at — did look at this transaction and say both companies are better together than they are separate and they’re excited about it. So what we would have had individually becomes a lot less important since going forward we’re combined.
<Q>: Good. Thank you very much.
Operator: We’ll go next to Andrew Kligerman with UBS.
<Q>: Good morning, everyone. Few questions. First, it occurred to some, say five, six months ago, this is more for Jon Boscia that you might be a good fit for AXA, sorry to mention that, but I’m sure there will be a lot of questions about it. But what would your thoughts be around that potential scenario if there were a premium paid by that company for Lincoln? Would that be better? The second question would be I think both Jon and Dennis may have mentioned M&A strategies going forward, where would the joint company be most interested in merging or acquiring going forward and when? I assume it’s a ways out, but when? And lastly, just — I was looking at the org chart, and I’ve definitely been impressed with the work of Wes Thompson in distribution and John Gotta in manufacturing on the life side side I see Wes Thompson is now in employer markets and John Gotta in manufacturing. Could you talk about the commitment of those two executives going forward how they’re going to fit in the organization? And that’s it.
<A>: Jon Boscia: Okay. Andrew, let me take the questions in order here. And I would appreciate particularly in the second of your questions, the M&A, Dennis’s thoughts and comments on this as well.
First as it relates to what our reaction to an AXA or anybody else be, very clearly Lincoln has not and is not — has not been and is not today for sale. We believe that we have an extraordinarily strong distribution capability for organic growth with great products, and Jefferson Pilot enhances that in very meaningful ways. And I believe that as we execute on this you’re going to continue to see a company that leads the industry in organic growth.
On the M&A front, I think, you know, our first order of business, our first order of priority is to deliver what we are committing to you that we are going to be delivering. Over the course of the next couple of years, financial services is going to change in ways that we can’t yet fully understand today. But what we do know is a company with stable earnings in terms of volatility but good earnings growth associated with it and strong distribution will have great flexibilities in future years, and we intend to take advantage of it.
With regard to Wes and John, Wes has been very, very successful in growing a new business inside of Lincoln, a business that we’ve all come to know as Lincoln Financial Distributors. We believe there’s tremendous opportunity for us in the Employer Market to really have a major substantial contribution to our P&L efforts, and Wes is a natural for leading that for us because of his skill base and making something big out of something that isn’t as big on the front end. So we’re real excited about that.
<Q>: Wes is excited about it as well?
<A>: He sure is.
<Q>: Good.
<A>: Jon Boscia: And John will be retiring in 2006, and has contributed significantly to our success over the past several years. It’s going to be a shame to have John retire, but that’s what he and his wife Lynn want to do at this point in their life now, and we fully support his desires in doing that.
Dennis, your thoughts on M&A and the future and things.
<A>: Dennis Glass: Andrew, of course, as Jon said, the immediate business for the two organizations is to do the integration successfully. And I don’t buy that just means get the cost out, but bring these two fine management teams together and create really the kind of company that Jon and I have been describing this morning.
Jefferson Pilot and Lincoln have been alert to opportunities on the M&A front to accelerate shareholders’ growth, to create a more stable business and we’ll keep our eye open as we move forward. It’s hard to say exactly where that might take us. I would also say that the Jefferson Pilot people coming to the organization have great experience in the areas you’re talking about and this whole time has been put together with Jon and myself based on the quality of each of the individuals and where they can make the best contribution.
<Q>: Excellent. Good luck to all of you on this.
<A>: Thank you, Andrew.
Operator: We’ll go to Colin Devine with CitiGroup.
<Q>: Good morning, gentlemen. I have a couple of questions. Jon, I’m hearing from both you and Dennis about the growth, and I’m trying to reconcile that. And I’ll put the question to each of you. For Dennis, if I look at your life and annuity business the earnings have essentially been flat for each of the last five years. Jon, if I look at Lincoln’s life business, the earnings have been flat for the last five years, annuity business is growing at about a compound growth rate of 5%. Perhaps you could just walk us through how putting the two organizations together is going to grow that?
And I also have a question for Fred on the expense saves; is that before or after financing costs in this transaction?
As a follow up on expense saves to John Gotta, when I think about the expense reduction initiatives you put Lincoln through in the last two years, it’s hard for me to believe there’s much more to take out. Perhaps you can comment on that, Jon?
<A>: Jon Boscia: Let me take a couple of those, Colin. First on the annuity growth, we tried as recently as the reported second quarter to really enable people to take out all of the one-time items that have been impacting positively and negatively our annuity earnings over the last few years. And when you take those out, as an example, just from ‘04 to ‘05, I think, I remember Fred indicating that we’ve had, you know, double digit something in the teens year-over-year growth, but because we had such strong one-time items in ‘04, the underlying run rate and core earnings tends to get confused. And in fact we were going to use the November IR meeting to even do a deeper dive on that.
But we have had good underlying annuity growth. On the life side, it has been less robust, but interestingly enough I was looking at something recently, and I believe that you know the first three years or so after our combinations of Lincoln, CIGNA, Aetna, our annuity or our life insurance earnings averaged about $210 million, somewhere around there, per year. The last five years the number has been up around $250, $260 million per year. So we’ve seen growth over that period of time.
But this past couple of years, when you had, you know, kind of some of the large case situations going on inside of life insurance, we had told the investment community that in fact we would have a period of, I think we said probably something around two years, where you know we would just see flat earnings before we began to have growth coming back in.
I think with the broad product line that our two companies have on life insurance, with distribution that we can penetrate even further. I’ll ask Dennis as an example to comment on the MGA channel and where we each were previously versus where we will be combined in that channel. There’s some exciting stories there. The last thing that I would comment on is as you note, the work that John Gotta and the rest of the organization has done on the Lincoln side in trying to get increased cost efficiencies out.
It has been positive work, yet at the same time one of the questions that the investment community has asked Lincoln is, you know, you’re having such strong top line growth Lincoln, when are we going to be able to see that coming through into the bottom line? And frankly when you look at the underlying operating efficiencies and effectiveness of Jefferson Pilot, compared with Lincoln, Jefferson Pilot is superior to us. There’s just no other way of saying it. What this will do is enable us to take Lincoln’s top line growth, combine it with Jefferson Pilot’s financial disciplines and skill and turn more of that top line growth into a stronger bottom line growth. And we think that’s one of the real benefits of this combination.
Dennis, would you like to comment on that, how the distribution is actually enhanced?
<A>: Dennis Glass: Well, in the specific instance of what we call the IMO channel and I think Lincoln call the MGA channel, that’s the only channel where we have overlapping distributors, and the math around is that specifically inside that channel the sales overlap is about 34%.
That to us, though, is less important than the fact that in each of those significant distributors, either of us alone are fourth or fifth on the list whereas both of us together will become first, second or third, and that is significant. So it’s that type of specific situation that I think will help with the overall top line growth. And there’s others like that in this combination.
Let me hit your question head on about slow growth in the life and annuity business. Jefferson Pilot has never viewed the business and its strategy as specific to one line or the other, but the combination of the businesses. And we think that as we move into this new organization, the combination of the businesses are good, complementary, and will produce better long-term results with the mix between fixed and equity as we’ve been talking about.
Coming back specifically to Jefferson Pilot’s life business, the way you look at that, Colin, is a little incomplete, because the profitability of that business is so great and we take the profitability out of the business and use it to repurchase shares as an example. So you really have to look at it in its totality. We’re confident we’ll get to the kind of top line growth and in the near term benefit from bottom line growth with these cost saves. There’s nothing we can do about the environment. If the equity markets get stronger, we’ll do better. If they don’t get stronger, we won’t do quite as well. If interest rates continue to be steady, we’ll hold margins in most cases. If they upgrade a little bit, we will improve margins. But we come back to the fundamental belief that the combination here where there’s so little distribution overlap, there’s so much opportunity for expense saves and we’re in control of some of this that it’s a great opportunity.
Now let me specifically address the question of cost saves, and I will come back to it. Yes, Jefferson Pilot has been efficient. But, yes, Lincoln has had a cost reduction plan. First, there’s overlap. And so there’s automatic expense savings that come from two people doing the same thing. So that will occur. And then I’ll come back again to the fact that these are based on specific plans.
This is not a number that says, well, you ought to be able to get 15 to 20% out of the combined total, let’s go with that. They’ve been developed — the cost saves have been developed by specific programs by specific teams of people. In aggregate the head count reduction is about

10% of the total, and in aggregate the cost saves are about 12% of the total G&A of both companies. 12% is not a high number in the context of mergers of these size of companies.
<A>: Fred Crawford: Colin, it’s Fred. You asked a more specific modeling question, and perhaps I could be helpful to you and others on the phone. One is the $180 million of pretax expense saves do not include an offset for financing cost. So that would be a singular line item when thinking about the accretion figures. And remember how that’s being scaled in. Again, 50%, 80%, 100% over 2006, 7 and 8.
In terms of the financing cost, what we are assuming, and this will help I think a little bit with Saul’s question as well, is a run rate of financing costs after tax of approximately $120 to $130 million a year. I say run rate, because recognizing 2006 that the plans currently are to close the transaction in the latter part of the first quarter if not the end of the first quarter.
I’d also like to note there’s very little in the way of noise related to PGAAP adjustments. As you’re aware, there will be some level of amortization of intangibles and the like as you move into the PGAAP merged entity. There’s very little noise that relates to that.
<Q>: Fred, to be clear, come 2008, $180 million expenses drop off, you replace it with $130 million in financing, so the net P&L benefit is $50 million pretax? Is that what you’re saying?
<A>: Fred Crawford: The $180 million is pretax. The numbers I quoted you on the financing costs are approximately after tax. Then what you have to think of in terms of earnings per share accretion is what’s taking place in the share count relative to buy-back activities, et cetera.
<A>: Jon Boscia: We know a lot of you will have more detailed questions on the numbers and the finances, and we want to make sure you know we will have people standing by here so we can go off line and really help you understand in detail and work those things.
Operator: We’ll go next to Nigel Dally with Morgan Stanley.
<Q>: Good morning. Anything to stop a third-party to come in make a competing bid, like a break-up fee in the transaction?
<A>: Jon Boscia: There is a break-up fee in the transaction, Nigel.
<Q>: Any details on that, the size and nature of that?
<A>: Jon Boscia: Yes, the break-up fee is $300 million. And I believe that’s the primary mechanism there.
<Q>: Okay. That’s great. Thanks.
<A>: Thanks.
Operator: And we’ll go next to Eric Berg with Lehman Brothers.
<Q>: Thanks. I have one question. I will apologize in advance if you’ve gone over this. I had to disconnect for a minute. Jon, Lincoln’s history in the group insurance business has not been, I would say, a good one. Indeed, I would say one of your biggest contributions is to take Lincoln out of the businesses that you sort of stumbled in and that you are now getting back into.
Certainly acknowledging that JP has been a strong operator in this area, I’d nonetheless like to ask the question, why should we think that this time around Lincoln in the group insurance business will be a better performer than before?
<A>: Jon Boscia: Yeah, very different businesses, Eric. When we were in the group business before, we were in there as a managed care company. And as a managed care company, as we have seen with managed care, you have to devote your whole business to being in managed care. Whether you’re Aetna or CIGNA these days, you just can’t be in managed care without that being your whole focus.
JP’s group business is a very different type of business than that is. So I think we’re talking about what may have a headline of looking like we’re getting back into something we exited, but very quickly you peel through that headline and you see you’re in something very different.
<Q>: Weren’t you though, if I could follow-up quickly, weren’t you in the group disability business both on a direct and reinsured basis?
<A>: Jon Boscia: We were in individual disability businesses and then through reinsurance we were in disability businesses. But through our group business, we were not.
<Q>: Thank you.
Operator: We’ll go next to Jason Zucker with Fox-Pitt Kelton.
<Q>: Thanks and good morning. Wanted to start off had a couple of questions for Dennis and then a couple of questions for Fred and then a couple questions for Dennis.
Fred, I just want to go back to Colin’s point. The six to seven percent accretion that you talk about, I’m assuming that does include the finance costs you just mentioned?
<A>: Fred Crawford: That’s correct.
<Q>: And then second, Fred, how much cash is freed up from JP moving from triple A to double A?
<A>: Fred Crawford: There is a level of excess capital that is freed up in the transaction. And that’s been incorporated together with free cash flow and my comment that over the course of 2006 and 2007 we would anticipate repurchasing upwards of a billion dollars in the form of common stock.
<Q>: Okay. Then, Dennis, a couple of questions. The first is, can you comment as to whether there were other bidders for JP as of recent? And then the second question, and I wanted to guide this towards you, I guess, because as COO and in the comments made by Mr. Boscia, you’ll be looking over expenses, and the question is why do we exclude the one-time costs of $180 million from the accretion in the deal? If we have some precedent, I can go back to the Met-TLA deal, there’s a couple hundred million dollars of similar one-time costs, but that was included in their accretion figures, and then the second part of that question is: Why should I be comfortable by 2008 that there will no longer be below-the-line one-time restructuring costs when, if I go back over the last several years, almost every year at Lincoln we did have some form of restructuring charge? Why won’t that continue?
<A>: Dennis Glass: Let me take those one at a time. The first is other bidders. Jefferson Pilot, and you all have heard me say this, has been open to any kind of transaction in addition to organic growth that will accelerate shareholder value, and so, we’ve been generally aware of what opportunities would present themselves, not just in the last six months but over the last ten years. I’m confident that this is the best opportunity for Jefferson Pilot shareholders, continuity of ownership, continuity of management, continuity of board, plus the other elements of a deal that we’ve talked about.
With respect to one-time costs, there’s no question that there are implementation costs necessary to get at the ongoing run rate. What Fred has demonstrated is the ongoing run rate, of course, in actuality these will be reduced by one-time costs but he’ll share off line the math, actually you can do the math yourself on that. But our point is it’s the ongoing $180 million that’s the most important number. Obviously again there is some investment necessary to get to that and we’ve put a circle around how much that is.
With respect to restructuring charges, I’m not familiar with what Lincoln has had in that regard, but in terms of the go-forward plan, it’s quite specific as I’ve said on a number of — I’ve made that comment a number of times today. And I can’t tell you that there won’t be something that surprises everybody. But I’m comfortable that we’re putting this together in a logical way and that the organization will be continuing for quite some time.
Jon, you may want to fill in on that organizational issue, the restructuring.
<A>: Jon Boscia: What Jason is referring to is, as we have had situations either of exiting businesses or where we’ve been going through efficiency improvements, we have had one-time charges that we have had to take associated with those. And I think you captured it real well where we’re saying we’re identifying up front what will be there and we’ll be highly confident in our ability to achieve those.
<Q>: Thank you.
Operator: We’ll go next to Joan Zief with Goldman Sachs.
<Q>: Good morning. Couple of questions. First question is for the JP shareholders, if they do not actually check a box, is the default the cash or the stock?
<A>: Fred Crawford: My understanding of the deal, and Dennis Schoff, I’d ask you to weigh in if I misspeak, but my understanding is if there’s not an election the default is pro rata relative to what’s been described, the 24/76 percentage break, if you will, between cash and shares.
<A>: Dennis Schoff: Fred, that’s not exactly right. The way it works is it depends on how much subscription there was to which type of currency. In other words, if the cash election is undersubscribed, the default will be to go towards the cash, and then, likewise, if the stock is undersubscribed, which won’t happen, it will go that way. But basically it will go to fill up that which is undersubscribed and then go to a pro rata basis.

<Q>: That’s my first question. Thank you.
The second question I have is, with the companies coming together, do you have any longer term goals that you think you can achieve with respect to return on equity, revenue growth, just for growth goals that you think one could put out there in the future? And then I guess my last question is: How long have the two companies been talking? I mean how long did it take to actually get this together to, you know, decide who is going to be doing what? And how comfortable are you in, now that there won’t be a Jefferson Pilot anymore, how comfortable are you in maintaining your distribution and your people who have basically wanted to be Jefferson Pilot people?
<A>: Jon Boscia: Let me talk about the first part of that, Joan, and then we’ll have Dennis talk about Jefferson Pilot perspective. First, in terms of our ability to grow earnings or our ROE, I’d say let’s go back to actually 1998, if you will, when I first became Lincoln’s CEO. And we had had ROEs that were in the single digits, and we talked about what our ROE goals were, and that we were going to grow those from those single digits up into the teens and have strong ROEs, and I think we end up probably being second to Jefferson Pilot on an ROE basis. So we’ve demonstrated that we do have the ability to grow that ROE.
We do get an ROE, as Fred said, coming out of the box, of somewhere around something approaching 12% now. It’s our intent that over this next couple of years, as we fully integrate these companies, we’re going to grow back up into the teens again and get back to that level and you know our track records are such that we’ve done it previously.
In terms of when did we start: It was probably in the late 1980s or early 1990s. Dennis and my predecessors, David Stonecipher and Ian Roland had regular talks with one another. When Ian retired, David and I had talks with one another. When David retired, Dennis and I had talks with one another. So it’s been something that has made strategic sense to us for a very, very long time. Not just to the current management, but to the prior management as well.
In any deal, you have to have the right confluence of activities around the deal and everything to help make it possible. And you know we really did this time.
<Q>: But what was the thing that was the tipping point?
<A>: Jon Boscia: I don’t think there is something that’s a tipping point per se. You know, we had our stocks behaving in a good fashion relative to one another. We had the marketplace dynamics behaving in a good fashion relative to one another. We had complementary skill sets. And all of it sort of just came together. Dennis and I began having more serious talks over the last several months so that we could really be well prepared and well thought out in this combination. And you know it’s been a long, long time coming. What I’d like to do now is ask Dennis to comment on what does it mean to our Jefferson Pilot employees and how they’re going to react and feel about it.
<A>: Dennis Glass: Couple of quick thoughts on that, and the first ones repeat what I said in my opening sentence. Jefferson Pilot’s management team believes in this transaction. I also said, and it is true, that there is a continuity of Jefferson Pilot here, continuity of shareholder ownership, continuity of boards, continuity of senior management team. So in every real respect, Jefferson Pilot continues on as part of a larger organization in the same way Lincoln continues on as part of a larger organization.

Now, we have made hard decisions about what makes the most sense. And you all know that Lincoln has spent some $100 million branding this name over the last five years. Jefferson Pilot hasn’t made that kind of investment. So when you just look at where the investment has been made in the name, Lincoln has done much more so than Jefferson Pilot. It is clearly an issue and it will tug at the heart of many Jefferson Pilot people to have this name changed after 103-year history. But we’ll be proud to go forward with this organization, and we know that it will benefit our shareholders and other stakeholders as well.
<Q>: Thank you.
Operator: This does conclude today’s question and answer session. At this time I’ll turn things back over to our presenters for any additional or closing comments.
Jon Boscia: Okay. I would just like again to wrap up by reiterating the enthusiasm that Dennis and I and the management teams feel about this transaction and to remind you that there are people here waiting to take your calls and answer your questions on a going forward basis. And we look forward to continuing to share the excitement of this combination with you in the years to come.
Operator: This does conclude today’s conference. Thank you for your participation. You may now disconnect.
In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.